EXHIBIT 99.2

BIT DIGITAL, INC.

33 Irving Place,

New York, N.Y. 10003

(347) 328-3680

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Bit Digital, Inc. (the “Company,” “BTBT” “we,” “us,” or “our”) for an Extraordinary General Meeting of Shareholders (the “General Meeting”) to be held at the Company’s principal executive offices, at 33 Irving Place, New York, New York 10003 on September 8, 2021 at 9:00 a.m. (local time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of General Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the Ordinary Shares of our Company (the “Ordinary Shares”) represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to TranShare Securities Transfer with Registrar, Attn: Proxy Services. If you hold your Ordinary Shares in street name, you should contact your broker about revoking your proxy.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

VOTING SECURITIES

Only holders of our Ordinary Shares and Preferred Shares of record at the close of business on August 9, 2021 (the “Record Date”) are entitled to vote at the General Meeting. On the Record Date, the Company had 54,990,764 Ordinary Shares and 1,000,000 Preferred Shares outstanding and entitled to vote at the General Meeting. For purposes of voting at the General Meeting, each Ordinary Share is entitled to one vote upon all matters to be acted upon at the General Meeting. Each of the 1,000,000 Preferred Shares held by Management is entitled to fifty (50) votes on all matters to be decided upon at the General Meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. The presence of one or more shareholders entitled to vote and present in person or by proxy representing not less than one third of the total issued voting Ordinary Shares of the Company throughout the General Meeting shall constitute a quorum.

The affirmative vote of a simple majority of the votes cast in person or by proxy at the General Meeting and entitled to vote is required to approve an Amendment to the Company’s authorized share capital; and for authorization of the Company’s Second Incentive Plan.

An ordinary resolution to be passed at a General Meeting by the shareholders requires the affirmative vote of a simple majority of the combined votes attaching to the Ordinary Shares and Preferred Shares (on a 50 to 1 basis) cast by, or on behalf of, the shareholders entitled to vote at a General Meeting (the "Ordinary Resolution").

The General Meeting will be postponed if a quorum is not present at the General Meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as present. If a quorum is not present, the General Meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors (unless the General Meeting was requisitioned by the shareholders, in which case such meeting shall be cancelled if a quorum is not present). If a quorum is present, the meeting may be adjourned by the chairman of the meeting by the consent of shareholders who are represented constituting a quorum. The meeting may be rescheduled at the time of the adjournment with no further notice of the rescheduled time (except such notice provided at the meeting at which the adjournment decision was made) if the meeting is adjourned for seven clear days or less. Should a meeting be adjourned for more than seven days, whether because of a lack of quorum or otherwise, shareholders shall be given at least seven days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. An adjournment will have no effect on the business to be conducted.

The Company is soliciting your vote through the use of the mail and will bear the cost of this solicitation. The Company does not intend to employ third party solicitors, but our directors, officers, employees, and consultants may solicit proxies by mail, telephone, personal contact, or through online methods; to the extent they do so, the Company will reimburse their expenses for doing this. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of the Company’s stock. Other proxy solicitation expenses include those for preparation, mailing, returning, and tabulating the proxies.

The Board is not proposing any action for which the applicable rules and laws provide a right of a shareholder to obtain appraisal of or payment for such shareholder’s Ordinary Shares.

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will also be provided upon written request. All written requests should be directed to the Company at its main office at 33 Irving Place, New York, N.Y. 10003. The Company is subject to certain disclosure requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC maintains a website that contains various filings and reports regarding companies that file electronically with the SEC. The SEC’s website address is www.sec.gov.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the General Meeting.

We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the General Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided or you may vote by Internet, Email or fax, as set forth in the accompanying Notice of Meeting. If you intend to vote by proxy, your vote must be received at any time before the time for the holding of the meeting or adjourned meeting at which the proxy intends to vote.

If your Ordinary Shares are registered in your name, you are a shareholder of record with respect to those Ordinary Shares. On the other hand, if your Ordinary Shares are registered in the name of your broker or bank, your Ordinary Shares are held in street name and you are considered the “beneficial owner” of the Ordinary Shares. As the beneficial owner of those Ordinary Shares, you have the right to direct your broker or bank how to vote your Ordinary Shares, and you will receive separate instructions from your broker or bank describing how to vote your Ordinary Shares.

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in three ways:

1.	You may send in another proxy with a later date.

2.	You may notify us in writing (or if the stockholder is a corporation, under its corporate seal, by an officer or attorney of the corporation) at our principal executive offices before the General Meeting that you are revoking your proxy.

3.	You may vote in person at the General Meeting.

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our Ordinary Shares and Preferred Shares by each person who is known by us to beneficially own more than 5% of our Ordinary Shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Ordinary Shares indicated.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any Ordinary Shares over which the individual has sole or shared voting power or investment power as well as any Ordinary Shares that the individual has the right to subscribe for within sixty (60) days of August 9, 2021 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all Ordinary Shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker-dealer. Percentage ownership of our Ordinary Shares in the following table is based on 54,990,764 Ordinary Shares issued and outstanding on August 9, 2021. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Bit Digital, Inc., 33 Irving Place, New York, New York 10003.

Name of Beneficial Owners(1)	Voting Securities Beneficially Owned(2)
	Number		%
Directors and Executive Officers:
Erke Huang	15,000,000	(3)	47.8%
Bryan Bullett	175,765	(4)
Sam Tabar	175,645	(4)
Min Hu	-0-		-0-
Zhaohui Deng	35,000,000	(3)	47.8%
Yan Xiong	-0-		-0-
Ichi Shih	-0-		-0-
All directors and officers as a group (seven individuals)	50,000,000		47.8%
5% shareholders:
Wise Gain Investment Industries Limited(5) Coastal Building, Wickham’s Cay II P.O. Box 2221, Road Town, Tortola B.V.I.	6,276,700		11.6%

*	Less than 1% of issued and outstanding shares.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Bit Digital, Inc., 33 Irving Place, New York, New York 10003.
(2)	Applicable percentage of Voting Securities owned prior to the offering is based on 54,990,764 Ordinary Shares outstanding as of August 9, 2021, together with securities exercisable or convertible into Ordinary Shares within sixty (60) days as of such date for each shareholder, and 50,000,000 votes held by the holders of Preferred Shares or an aggregate of 104,990,764 Voting Shares.
(3)	Erke Huang and Zhaohui Deng are the beneficial owners of 300,000 and 700,000 shares, respectively, of the 1,000,000 Preferred Shares owned by Geney Development Limited, a BVI entity, with an address at 4th Floor Waters Edge Building, Meridian Plaza, Road Town, Tortola VG1110, British Virgin Islands. Each Preferred Share is entitled to the equivalent number of fifty (50) Ordinary Shares, or an aggregate of 50,000,000 votes for the 1,000,000 Preferred Shares, or 47.8% of the Voting Securities.
(4)	Represents 130,765 Restricted Stock Units that vest in twenty-four (24) equal monthly installments commencing on February 1, 2021 and are exchangeable for Ordinary Shares on a one-for-one basis. The remaining 40,000 Restricted Stock Units are fully vested.
(5)	The Schedule 13G filed on June 22, 2021 for Wise Gain Investment Industries Limited stated that Kenneth Vin Zorro has sole voting and dispositive power over the shares held by such entity.

PROPOSAL 1

APPROVAL OF PROPOSED AMENDMENT TO
COMPANY'S AUTHORIZED SHARE CAPITAL

The current authorized share capital of the Company is US$1,500,000 divided into 150,000,000 shares of US$0.01 each. The authorized share capital consists of 140,000,000 Ordinary Shares, par value $0.01 per share, and 10,000,000 Preferred Shares, par value $0.01 per share. If this proposal is approved, the authorized share capital of the Company will be amended to US$3,500,000 divided into 340,000,000 Ordinary Shares of US$0.01 each and 10,000,000 Preference Shares of US$0.01 each.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the Ordinary Shares and Preferred Shares combined, either present in person or represented by proxy and entitled to vote at the General Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

PROPOSAL 2

APPROVAL OF PROPOSED OMNIBUS EQUITY INCENTIVE PLAN

The Compensation Committee of the Board has recommended that the Company should establish and maintain a second omnibus equity incentive plan (hereinafter, Second Incentive Plan) pursuant to which the Company may offer up to 5,000,000 Ordinary Shares to selected officers, directors, employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company. At the April 20, 2021 Annual General Meeting, the Company’s shareholders approved the 2021 Omnibus Equity Incentive Plan. A total of 2,415,293 Ordinary Shares are authorized for issuance under the prior 2021 Omnibus Plan. As of this date, a total of 2,225,930 Ordinary Shares have been awarded as Restricted Stock Units under the 2021 Omnibus Plan.

A copy of the proposed Second Incentive Plan has been enclosed with this proxy statement (which is subject to such reasonable amendments as determined by the Board).

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the Ordinary Shares and Preferred Shares combined, either present in person or represented by proxy and entitled to vote at the General Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

OTHER MATTERS

GENERAL

We are not aware of any matters other than those stated in this Proxy Statement that are to be presented for action at the General Meeting. If any other matters should properly come before the General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, Bit Digital, Inc., 33 Irving Place, New York, N.Y., 10003; (347) 328-3680. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act as a foreign private issuer. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-38421.

August 16, 2021	By Order of the Board of Directors

/s/ Zhaohui Deng
Title: Chairman and Chief Executive Officer